VENTURE LENDING & LEASING VII, INC.
VENTURE LENDING & LEASING VIII, INC.
104 LA MESA DR., SUITE 102
PORTOLA VALLEY, CA  94028

DECEMBER 21, 2018

VIA EDGAR

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281

Re:	Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc.

Dear Ms. Hamilton:

Set forth below are our responses to the comments (restated in italics below) that you imparted during the telephone conversation with us on September 7, 2018, relating to the Annual Reports on Form 10-K (“Annual Reports” or Form 10Ks”) of Venture Lending & Leasing VII, Inc. (“VLL VII”) and Venture Lending & Leasing VIII, Inc. (“VLL VIII” and together with VLL VII, the “Funds”).  Thank you for providing us with your comments and for giving us the opportunity to respond to them in this letter (“Response Letter”).

We request, pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Commission’s regulations regarding confidentiality treatment procedures under 5 U.S.C. §552 (“FOIA”), that the Response Letter be afforded confidential treatment, as it contains confidential business and otherwise sensitive information that is protected from disclosure under FOIA. We respectfully request that we be notified in advance in the event that the Commission, for any reason, considers disclosing the information contained in this Response Letter to a third party, so that we may substantiate the foregoing request for confidential treatment under Rule 83.

In accordance with Rule 83, this Response Letter is marked at the bottom of each page with the identifying code VLL and numbers A0001 to A0007 and the legend “Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.”

Pursuant to Rule 83, a copy of this request (but not the Response Letter) is also being delivered to the Office of Freedom of Information and Privacy Act at the Commission in connection with the confidential treatment request.

Confidential Treatment Requested by Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc.

VLL A0001

Venture Lending & leasing VII, Inc and Venture Lending & Leasing VIII, Inc.

Ms. Lauren Hamilton December 21, 2018 Page 2

The Funds’ Annual Reports on Form 10-K for the Year Ended December 31, 2017

1.	Disclose significant other assets separately in accordance with Regulation S-X Article 6-04.7.

Prospectively, the Funds intend to disclose significant other assets separately in accordance with Regulation S-X Article 6-04.7.

2.	Disclose significant other accounts payable and accrued liabilities separately in accordance with Regulation S-X Article 6-04.10.

Prospectively, the Funds intend to disclose other accounts payable and accrued liabilities separately in accordance with Regulation S-X Article6-04.10, to the extent material.

3.	Disclose the realized and unrealized gain and loss on the interest cap agreement separately in accordance with Regulation S-X Article 6-07.7.

Prospectively, the Funds intend to separately disclose the net realized and net change in unrealized gain and loss pertaining to interest rate cap agreements in accordance with Regulation S-X Article 6-07.7.  Additionally, the Funds may engage in swap  activities and will prospectively include the same disclosure for those instruments.

4.	Confirm that the Funds have complied to/with the shareholder’s notice requirement regarding return of capital (refer to Rule 19a-1).

The Funds believe that the Funds have complied with the shareholder’s notice requirement regarding return of capital pursuant to Rule 19a-1. We note that each of the Funds has only one shareholder, a limited liability company (“Sole Shareholder”), in which the ultimate investors in the Funds are invested.  All distributions by the Fund are thus made directly to the Sole Shareholder, which is aware of the nature of all distributions and their sources.  The Sole Shareholder in turn makes distributions to the investors, which may, but need not be, the same as the distributions it receives from the Funds.  For example, the Sole Shareholder may receive distributions of warrants from a Fund, but will not distribute those warrants to the investors, but rather hold them and exercise them when and if the management company determines it is in the best interest of the investors to do so.  Section 19(a) of the 1940 Act generally prohibits a fund from making a distribution from any source other than the fund’s net income, unless that payment is accompanied by a written statement that adequately discloses the source or sources of the payment in a Rule 19a-1 notice.  The Funds disseminate distribution letters to the investors at the time the Sole Shareholder makes distributions to them which provide estimates of the composition of the distribution in accordance with Rule 19a-1.

Confidential Treatment Requested by Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc.

VLL A0002

Venture Lending & leasing VII, Inc and Venture Lending & Leasing VIII, Inc.

Ms. Lauren Hamilton December 21, 2018 Page 3

5.	Clarify if the Funds have any controlled investments. Have the Funds done any analysis of the disclosure requirements of Rule 309/408G should be applied? Refer to Regulation S-X 1-02.

Neither of the Funds has any controlling investments to disclose, therefore, it is management’s position that a footnote is not needed

6.	Confirm that the Funds have performed the three tests (investment test, asset test and income test) to determine whether an entity is a significant subsidiary. Refer to Regulation S-X 1-02.
1.	Is there any company that does not pass the 3 tests?
2.	How do the Funds make sure that they have satisfied the regulations under Rule 309/408G?

Neither of the Funds has subsidiaries, therefore, it is management’s position that performance of the three tests is not required.

7.	Confirm that any wholly-owned subsidiaries are consolidated within the financial statements of the Funds.

Neither of the Funds has any wholly-owned subsidiaries..

8.	a)	Under Footnote 4 in each Form 10-K for each Fund, please include the interest rate for each loan tranche for each borrower as per Rule 12-12 of Regulation S-X.

Prospectively, the Funds intend to disclose the interest rate for each loan tranche for each borrower in accordance with Rule 12-12 of Regulation S-X.

b)	Include the required disclosures for the following items as per footnotes 4, 7, 8 and 9 to Rule 12-12 of Regulation S-X:
i)	Securities’ interest rate and maturity date

Prospectively, the Funds intend to disclose borrower interest rates and maturity rates in accordance with footnotes 4, 7 and 8 to Rule 12-12 of Regulation S-X.

Confidential Treatment Requested by Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc.

VLL A0003

Venture Lending & leasing VII, Inc and Venture Lending & Leasing VIII, Inc.

Ms. Lauren Hamilton December 21, 2018 Page 4

ii)	Non-income producing securities

The Funds have disclosed, in the Annual Reports, their schedules of investments, which list the aggregated loans funded to each borrower categorized by industries and disclose their estimated fair value, par values and final maturity date.  These schedules of investments included non-income producing loans, which the Funds refer to as non-accrual loans. The Funds have used an asterisk (*) symbol to indicate that these loans are non-income producing loans or non-accrual loans.  The Funds believe that this presentation complies with footnote 7 to Rule 12-12 of Regulation S-X.

iii)	Restricted securities

The Funds do not have any restricted securities and therefore, this footnote is not applicable.

iv)	Securities that are valued using unobservable inputs

The values of all loan investments of both Funds are determined using significant unobservable inputs and the Funds have disclosed detailed fair value information in the Funds’ Form 10-K, in Footnote 3 to the Financial Statements.  Prospectively, the Funds intend to present the Schedule of Investments in Unaffiliated Issuers required by Rule 12-12 of Regulation S-X not in a Footnote but together with the other Financial Statements and Financial Statement Schedules.  The Funds will notate in the Schedule of Investments in Unaffiliated Issuers that all loans disclosed therein use significant unobservable inputs to determine their values.

9.
Clarify that while the Funds intend to operate as non-diversified companies, from time to time, the Funds may act as diversified companies, each as defined in Section 5(b) of the Investment Company Act of 1940, as amended (the “Act’).

Prospectively, the Funds will add language to clarify that while the Funds intend to operate as non-diversified companies, within the meaning of Section 5(b)(2) of the Act, from time to time, the Funds may act as diversified companies, within the meaning of Section 5(b)(1) of the Act.

10.
In VLL VII’s Form 10-K for the year ended December 31, 2017, it was disclosed there was no average notional amount outstanding for interest rate cap agreements for the year ended December 31, 2017. The Funds need to disclose the average notional amount outstanding for the year ended December 31, 2017.

Confidential Treatment Requested by Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc.

VLL A0004

Venture Lending & leasing VII, Inc and Venture Lending & Leasing VIII, Inc.

Ms. Lauren Hamilton December 21, 2018 Page 5

Prospectively, the Funds will include the average notional amount outstanding for interest rate cap agreements for the reporting year, including the year ended December 31, 2017.

11.
Under Footnote 4 to the Financial Statements in the Funds’ Form 10-K for the year ended December 31, 2017, each Fund discloses the weighted average interest rate for both performing and non-performing loans. The Funds are allowed to separate the percentages for the two types of loans separately but need to disclose both.

Currently, the Funds disclose the weighted average interest rate for performing loans.  Prospectively, the Funds will add disclosure to state the weighted average interest rate for all loans (i.e., performing and non-performing loans).

12.	Under Footnote 4 to the Financial Statements in the Form 10-K for each Fund,

a.	Explain why the Funds do not list the unfunded, unexpired commitments by companies/borrowers in the schedule of investments?

Prospectively, the Funds intend to disclose unfunded, expired commitments by companies/borrowers in a footnote to the financial statements.

b.	Are the unfunded, unexpired commitments recorded at fair value?

Unexpired commitments are recorded at the remaining unfunded commitments’ face values (equal to total commitment minus funded commitments). The Funds typically have a short draw period and therefore, the Funds do not expect any material change in the borrowers’ credit during the time when the Funds make the commitment and when the Funds disburse the loans. If there is a change in the borrowers’ credit, the Funds have the option not to disburse the loan and typically would not advance a loan where there is materially impaired credit. Based on this, the Funds believe that disclosing the unfunded unexpired commitments at their face values is appropriate.  Accordingly, the Funds intend to continue to disclose unfunded commitments at the remaining unfunded commitments’ face values.

Confidential Treatment Requested by Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc.

VLL A0005

Venture Lending & leasing VII, Inc and Venture Lending & Leasing VIII, Inc.

Ms. Lauren Hamilton December 21, 2018 Page 6

13.	The File number for VLL VIII’s Form 10-K is incorrect. Please fix going forward.

Prospectively, the Fund will ensure the file number is correct.

Should you have any questions or comments, please call me at (650) 234-4308.

Very truly yours,

/s/ Martin Eng
Martin Eng
Chief Financial Officer

Confidential Treatment Requested by Venture Lending & Leasing VII, Inc. and Venture Lending & Leasing VIII, Inc.

VLL A0006